UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 4, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 3, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: December 4, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces 33% Dividend Increase, Financial Restructuring Plans, Revised Payout Policy and 2015 Adjusted Earnings Guidance

•	33% dividend increase, payable March 1, 2015

•	Plans to transfer Canadian Liquids Pipelines business to Enbridge Income Fund

•	New dividend payout policy range of 75% to 85% of adjusted earnings

•	2015 Adjusted EPS guidance of $2.05 to $2.35

•	Parallel U.S. restructuring plan under consideration

CALGARY, ALBERTA – December 3, 2014 – Enbridge Inc. (TSX, NYSE: ENB) (Enbridge or the Company) today announced a 33% increase to its next quarterly common share dividend as well as a Canadian restructuring plan and corresponding new dividend payout policy range. These actions are intended to enhance the value to investors of the Company’s record organic growth capital program and enhance the competitiveness of its funding costs for new organic growth opportunities and asset acquisitions. Enbridge also announced 2015 adjusted earnings per share (EPS) guidance of $2.05 to $2.35.

Enbridge’s quarterly common share dividend will increase 33% to $0.465 per share with the next dividend payable March 1, 2015 to shareholders of record on February 16, 2015.

Enbridge plans to transfer its Canadian Liquids Pipelines business, comprised of Enbridge Pipelines Inc. (EPI) and Enbridge Pipelines (Athabasca) Inc. (EPA), and including certain renewable energy assets, to its Canadian affiliate, Enbridge Income Fund (EIF or the Fund). Enbridge Income Fund Holdings Inc. (TSX: ENF) (EIFH or Holdings) is expected to acquire an increasing interest in the assets through investments in the equity of EIF over a period of several years in amounts consistent with its equity funding capability. Based on Enbridge’s current planning and financing assumptions, EIFH’s resulting dividend growth rate is expected to average about 10% per year from 2015 through 2018 through a combination of the organic growth of the assets and its increasing interest in the assets.

Enbridge’s Board of Directors has approved a revised dividend payout policy range of 75% to 85% of adjusted earnings. The previous payout policy range was 60% to 70%. The payout rate is expected to rise from the lower end of the new range in 2015 to the higher end by 2018 as the funding of Enbridge’s current record organic growth capital program progresses. Enbridge’s resulting annual dividend growth rate is expected, based on Enbridge’s current planning assumptions, to average between 14% and 16% from 2015 to 2018.

Enbridge’s adjusted EPS guidance for 2015 of $2.05 to $2.35 is before reflecting accretion resulting from the transfer of its Canadian Liquids Pipelines business, which is expected to be approximately 10% on an annualized basis.

The Canadian restructuring plan has been approved in principle by Enbridge’s Board of Directors but remains subject to finalization of preliminary internal reorganization steps and a number of internal and external consents and approvals, including final approval of definitive transfer terms by the Enbridge Board and by the Boards of Holdings and the Fund following a recommendation by an independent committee of the Fund and Holdings, and the receipt of all necessary shareholder and regulatory approvals that may be required. Assuming all necessary consents and approvals are obtained, the transfer and initial investment by Holdings are targeted for completion mid-2015. However, there can be no assurance that the planned restructuring will be completed in the manner contemplated, or at all, or that the current market conditions and the Corporation’s future forecast, based on such market conditions, will not materially change.

Enbridge also has under review a potential parallel U.S. restructuring plan which would involve transfer of its directly held U.S. Liquids Pipelines assets to its U.S. affiliate, Enbridge Energy Partners, L.P. (EEP). This review has not yet progressed to a conclusion. An independent committee of the Board of Directors of EEP is currently considering the terms of the previously announced proposed transfer to EEP of Enbridge’s 67% interest in the U.S. segment of the Alberta Clipper pipeline, which is expected to be completed by the end of 2014.

Commenting on today’s announcement, Al Monaco, President and Chief Executive Officer, Enbridge Inc., noted the following:

“The 33% increase in our dividend that we announced today and 14% to 16% expected annual average dividend growth rate through 2018 reflects Management’s confidence in the strength and embedded cash flow growth from the existing assets and the capital projects that will be put into service over the next four years. The change in our dividend policy range to 75 – 85% of adjusted earnings is supported by the excellent progress we’ve made on our enterprise-wide funding program, raising some $16 billion in debt and equity capital over the last two years; the expected increase in free cash flow through 2018; and reliable access to effective sources of equity funding including from our sponsored vehicles.

“Our plan to transfer the Canadian Liquids Pipelines business to Enbridge Income Fund comes after an extensive review of the potential to further enhance the value of our $44 billion growth program and lower the cost of funding for that program and for new investment opportunities. We believe that the drop down of our Canadian Liquids Pipelines business into the Fund will transform it into a high growth vehicle and be beneficial for shareholders of both Enbridge and Enbridge Income Fund Holdings, while continuing to assure the funding of our organic growth program.

“The combination of accelerated dividend growth and further capitalizing on the use of our premium sponsored vehicle in Canada (EIF/EIFH) will increase shareholder value and positions Enbridge to deliver industry leading earnings and dividend growth beyond 2018.

“Although we are focused on optimizing our cost of capital for the benefit of our customers and investors, our first and most important priority will continue to be ensuring the safety and operational reliability of our systems. Enbridge will continue to manage the operations and strategic development of the liquids pipelines business as it does today to ensure cost effective market access for producers and reliable supply sources for refiners.”

Canadian Liquids Pipelines Business

Enbridge’s Canadian Liquids Pipelines business consists of its Canadian mainline system held through EPI and its Regional Oil Sands system held through EPA, both of which corporations would be transferred from direct ownership by Enbridge to ownership by the Fund. The combined carrying value of the Canadian Liquids Pipelines business held in these corporations is approximately $16 billion with an associated secured growth capital program of approximately $15 billion.

The Canadian mainline system includes a number of large diameter crude oil, NGL and refined products pipelines receiving hydrocarbon liquids at, and making deliveries to, various locations in Western Canada and connecting to the U.S. mainline system owned by EEP at the Canada/U.S. border near Gretna, Manitoba. This western Canada portion of the system includes the Canadian segment of the Alberta Clipper pipeline, currently undergoing an expansion to its ultimate capacity of 800,000 bpd; the Canadian segment of the Line 3 Replacement Program; the Edmonton to Hardisty Expansion Program; and the Canadian Mainline System Terminal Flexibility and Connectivity Program. The Canadian mainline system also includes a number of pipelines in eastern Canada.

The Regional Oil Sands system includes a number of trunk line and lateral pipelines collecting synthetic crude oil and diluted bitumen from eight different producing oil sands projects and delivering to the hub terminal locations at Edmonton and Hardisty, Alberta. This system also includes Enbridge’s 70% interest in the Norlite diluent pipeline currently under development. The Regional Oil Sands System growth capital program also includes the Norealis Pipeline, Surmont Phase 2 Expansion, Woodland Pipeline Extension, Athabasca Pipeline Twinning Project and Wood Buffalo Extension.

Enbridge will retain operating responsibility for the Liquids Pipelines business, as it does for the assets currently held through EIF and for those held through EEP; as well as business development and project construction responsibility. In particular, Enbridge’s enterprise-wide priority on safety and reliability of operations including protection of employees, the public and the environment, will continue to apply to the Canadian Liquids Pipelines business.

Renewable Energy Assets

EIF currently already holds a number of Enbridge’s enterprise-wide renewable energy assets. Enbridge holds an additional group of Canadian renewable assets, with a carrying value of approximately $1 billion, through EPI. The plan is to leave these assets in EPI and therefore transfer them to EIF in combination with the Canadian Liquids Pipelines business. These renewable assets consist of Enbridge’s interests in the Massif du Sud, Lac Alfred and Saint Robert Bellarmin wind projects in Quebec and the Blackspring Ridge wind project in Alberta.

Financial Aspects of the Restructuring Plan

In total, an aggregate of $17 billion of combined carrying value of assets are to be transferred to EIF under the planned restructuring.

To fund the transaction, the plan contemplates the issuance by EIFH of $600 million to $800 million of public equity per year from 2015 through 2018 in one or more tranches to fund its increasing investment in the Canadian Liquids Pipelines assets through EIF. Enbridge will retain an obligation to ensure EIF has sufficient equity funding to undertake the growth program associated with the transferred assets, and the amount of public equity to be issued by EIFH would be adjusted as necessary to match its capacity to raise equity funding on favourable terms. Enbridge will contribute additional equity to EIFH to maintain its 19.9% interest. Enbridge would also take back a significant portion of the proceeds of the asset transfer to EIF in the form of additional equity in a subsidiary of EIF, similar to the previous asset transfers undertaken in 2011, 2012 and 2014.

As a result, Enbridge’s aggregate economic interest in EIF is expected to increase from its current level of approximately 66% to approximately 90% initially, and then decline to approximately 80% by 2018 as EIFH increases its investment in EIF.

The terms of the EPI and EPA transfers to EIF are expected to provide a similar level of EPS accretion to Enbridge as for the previous transfers, relative to the magnitude of the transfer. On an annualized basis this is expected to approximate an average increase of 10% for each year through 2018 above the EPS profile previously expected from Enbridge’s record organic growth program.

Enbridge is considering the potential to accommodate public debt holders who may have a desire to hold their notes closer to the Canadian Liquids Pipelines businesses instead of continuing to have access to the diversified sources of cash flow that will continue to service Enbridge’s debt. This could include offering holders of Enbridge notes the ability to exchange a portion but not all of their (Canadian dollar denominated) notes for new notes of EIF. The portion which could be exchanged would correspond to the approximate $4 billion of intercompany debt that the Fund would otherwise assume as a component of the purchase price. It is also expected that the size of Enbridge’s $2.5 billion commercial paper program will be reduced by about $2 billion and EPI’s commercial paper program will be expanded by a similar amount.

Revised Dividend Payout Policy

The revised dividend policy reflects Enbridge’s increased flexibility for funding of its growth capital program as a result of funding progress achieved to date, increasing internally generated free cash flow, and established access to low cost funding through preferred share issuances and drop downs to its sponsored investments. The payout is expected to be near the bottom end of the 75% to 85% range initially during the heaviest capital spending years of the growth program, and to rise toward the top end of the range as capital spending tapers and free cash flow expands in the latter years of the 2014 - 2018 business plan.

Under the revised dividend payout policy, Enbridge’s aggregate 2014-2018 dividend payout is expected to increase by approximately $1.5 billion above the approximate $8 billion which would have been paid out under the prior policy before the corresponding increase in the dividend reinvestment program. However, Enbridge’s remaining equity funding requirement, excluding its sponsored investments, is expected to decline by about $0.4 billion to $1.5 billion over 2014 to 2018 as an increased portion of the growth program funding is undertaken by Holdings over time. The Company anticipates that it will be able to meet its reduced equity funding requirements through preferred share issuances.

Conference Call

Enbridge will hold a conference call on Thursday, December 4, 2014 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss today’s announcement. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-708-4540 from within North America and outside North America at 1-847-619-6397, using the access code of 38441171#. Callers are asked to please dial in 10 minutes ahead. The call will be audio webcast live at http://www.media-server.com/m/p/7p4ku8ux. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available toll-free at 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 38441171#) until December 11, 2014.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Senior Vice President, Finance, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expectations regarding the restructuring, revised dividend payout policy and earnings per share guidance, including the negotiation of definitive terms, satisfaction of conditions and the obtaining of consents and approvals required to complete the restructuring; effect, results and perceived benefits of the restructuring; expected timing and completion of the restructuring and revised dividend payout policy; impact of the restructuring, revised dividend payout policy and adjusted earnings guidance on the Company’s future cash flows and capital project funding.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: expected timing and terms of the restructuring; anticipated completion of the restructuring; adoption of the revised dividend policy; receipt of regulatory, shareholder and third party consents and approvals with respect to the restructuring; impact of the restructuring and revised dividend policy on the Company’s future cash flows and capital project funding; impact of the restructuring and revised dividend policy on the Company’s credit ratings; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; estimated future dividends; expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; anticipated in-service dates and weather. Assumptions regarding the expected supply of and demand of crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on the restructuring and revised dividend policy, including estimated completion date and expected future cash flows, include: expected earnings/(loss) or adjusted earnings/(loss) of the Company and EIF; expected earnings/(loss) or adjusted earnings/(loss) per share or unit of the Company and EIF; expected future cash flows of the Company and EIF; estimated future distributions of EIF; expected market conditions; and the ability of EIFH to access capital markets on favourable terms or at all.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the restructuring, revised dividend policy, adjusted earnings guidance, operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Readers should be cautioned that there is no assurance that the planned restructuring will be completed in the manner contemplated, or at all, or that the current market conditions and the Company’s assumptions and forecasts based on such market conditions will not materially change.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A. Adjusting items referred to as changes in unrealized derivative fair value gains or loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period. Management believes the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, including setting the Company’s dividend payout target, and to assess the performance of the Company. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not considered U.S. GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations for a reconciliation of the U.S. GAAP and non-GAAP measures.

For more information, please contact:

Media Graham White (403) 508-6563 or Toll Free: (888) 992-0997 graham.white@enbridge.com	Investment Community Adam McKnight (403) 266-7922 adam.mcknight@enbridge.com